UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 20, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
For the business and financial press
Munich, April 19, 2007

Siemens: Pierer paves the way for personnel change
“I have always believed that one’s duty to the company and its well over 400,000 employees worldwide must take priority over one’s own interests. A personal responsibility regarding the current investigations was not the basis for my decision.”
Prof. Dr. Heinrich v. Pierer, Chairman of the Supervisory Board of Siemens AG, will vacate his position at the beginning of the Supervisory Board meeting on April 25, 2007. A proposal will be made to the Board to elect Dr. Gerhard Cromme as its Chairman for the remainder of the current period of office, which expires at the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008. Prof. Michael Mirow, who was responsible for strategy development at Siemens headquarters up to 2002, is an elected “substitute member” of the Board and will take Pierer’s place. A new election of all shareholder representatives on the Supervisory Board is on the agenda of the next Annual Shareholders’ Meeting, since the standard five-year term of office ends on that date.
“Despite its outstanding business performance, Siemens has run into a difficult situation due to the in part apparent and in part alleged misconduct of a number of managers and employees. Late last year, the Supervisory and Managing Boards initiated a comprehensive and independent investigation of what had occurred. The measures launched at that time are being rigorously implemented,” said Pierer. “The sole reason for my decision today is to serve the best interests of Siemens. My goal is to support the company’s sustained success, and our impressive performance worldwide makes my decision much easier. I assume that electing a new Chairman of the Supervisory Board will also make a contribution toward taking our company out of the headlines and bringing it back into calmer waters.”
“I have always believed,” continued Pierer, “that one’s duty to the company and its well over 400,000 employees worldwide must take priority over one’s own interests. A personal responsibility regarding the current investigations was not the basis for my decision.”
Dr. Josef Ackermann, Deputy Chairman of the Supervisory Board of Siemens AG, stated: “The Supervisory Board has acknowledged, with great regret and respect, the decision made by Heinrich v. Pierer. He served Siemens for many decades with all his abilities and powers and shaped a top international company in a threatening phase of increasing deregulation and globalization. He earned a reputation — far beyond Siemens — that stands for vision and balance. His personal integrity is beyond any doubt. And this integrity is once again being proven by the step he has now taken.”

Siemens AG	Reference number: AXX200704.70 e
Corporate Communications	Peik v. Bestenbostel
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-36320; Fax: -30085
E-Mail: peik.bestenbostel@siemens.com

Dr. Gerhard Cromme, Chairman of the Audit Committee on the Supervisory Board of Siemens AG, said: “With his announcement today, Heinrich v. Pierer made it clear that he places the interests of the company, its shareholders, customers and employees over his personal considerations. I think this deserves the highest recognition and appreciation. Throughout his entire professional career, Heinrich v. Pierer has helped make Siemens one of the world’s leading technology companies. This merits the greatest respect.“
Dr. Klaus Kleinfeld, President and CEO of Siemens AG stated: ”I have always associated the greatest honesty and exemplary behavior with Heinrich v. Pierer. That was always the case, and it is particularly so in these difficult times. The entire company, the Managing Board team and I personally owe him our deepest and most sincere thanks. His experience was — and is — especially valuable for us.“
Siemens AG (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com .
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200704.70 e
Corporate Communications	Peik v. Bestenbostel
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-36320; Fax: -30085
E-Mail: peik.bestenbostel@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 20, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling